                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                             (Amendment No. ____)*

                            On-Site Sourcing, Inc.
                               (Name of Issuer)

                         Common Stock, $0.01 par value
                        (Title of Class of Securities)

                                  682195 10 2
                                (CUSIP Number)

                              Denis A. Seynhaeve
                               220 Wardour Drive
                           Annapolis, Maryland 21401
                                (410) 267-8196

                                with a copy to:
                           Kenneth B. Abel, Esquire
                         Ober, Kaler, Grimes & Shriver
                            120 E. Baltimore Street
                           Baltimore, Maryland 21202
                                (410) 347-7394
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 15, 1998
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S) 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S) 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No.: 682195 10 2              13D                      Page 2 of 6 Pages


1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Denis A. Seynhaeve


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a)  [ ]
                                                                (b)  [ ]

3    SEC USE ONLY



4    SOURCE OF FUNDS

          PF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e)                                   [ ]


6    CITIZENSHIP OR PLACE OF ORGANIZATION

          FRENCH

                 7   SOLE VOTING POWER
                         170,000
    NUMBER
      OF
    SHARES       8   SHARED VOTING POWER
 BENEFICIALLY            367,800
    OWNED
     BY
    EACH         9   SOLE DISPOSITIVE POWER
  REPORTING              170,000
   PERSON
    WITH
                 10  SHARED DISPOSITIVE POWER
                         367,800


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          537,800


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                         [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          11.15%


14   TYPE OF REPORTING PERSON
          IN

                                  SCHEDULE 13D

Item 1.   Security and Issuer.

     This statement relates to shares of common stock, $0.01 par value per share (the "Shares"), of On-Site Sourcing, Inc. (the "Issuer"), 1111 North 19th Street, Sixth Floor, Arlington, Virginia 22209.

Item 2.   Identity and Background.

     (a) The name of the Reporting Person is Denis A. Seynhaeve (the "Reporting Person").

     (b) The Reporting Person's business address is 220 Wardour Drive, Annapolis, Maryland 21401.

     (c)  The Reporting Person is a private investor.

     (d)  No.

     (e)  No.

     (f) The Reporting Person is a French citizen, and a resident of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.

     On June 1, 1993, the Reporting Person purchased 90,000 Shares from the Issuer in a private offering for an aggregate purchase price of $50,000. This purchase was made in cash with personal funds.

     On March 1, 1994, the Reporting Person's wife purchased 90,000 Shares from another shareholder in a private transaction for an aggregate purchase price of $60,000. This purchase was made in cash with personal funds.

     From August 1, 1998 to December 1, 1998, the Reporting Person's son, Guillaume Seynhaeve, a minor, purchased an aggregate of 35,000 Shares in open market transactions at purchase prices ranging from $1.25 to $1.50 per share. These purchases were made in cash with personal funds.

     From August 1, 1998 to December 1, 1998, the Reporting Person's daughter, Maud Seynhaeve, a minor, purchased an aggregate of 35,000 Shares in open market transactions at purchase prices ranging from $1.25 to $1.50 per share. These purchases were made in cash with personal funds.

     From August 1, 1998 to December 1, 1998, the Reporting Person's daughter, Audrey Seynhaeve, a minor, purchased an aggregate of 33,500 Shares in open market transactions at purchase prices ranging from $1.25 to $1.50 per share. These purchases were made in cash with personal funds.

     On November 1, 1998, the Gama Foundation, of which the Reporting Person is a trustee, purchased an aggregate of 12,000 Shares in an open market transaction for an aggregate purchase price of $15,000. This purchase was made in cash with foundation funds.

     From July 20, 1998 to December 28, 1998, the Andre Seynhaeve Trust (the "Trust"), of which the Reporting Person is a trustee, purchased an aggregate of 109,800 Shares in open market transactions at

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purchase prices ranging from $1.25 to $1.875 per share. These purchases were made in cash with trust funds.

     From January 19, 1999 to January 25, 1999, the Trust purchased an aggregate of 20,500 Shares at an average purchase price of $1.50 per share in open market transactions with Trust funds.

     On January 19, 1999, the Trust purchased an aggregate of 3,000 Shares at an average purchase price of $1.4683 per share in open market transactions with Trust funds.

     From February 1, 1999 through February 24, 1999, the Trust purchased an aggregate of 20,000 Shares at an average purchase price of $1.375 per share in open market transactions with Trust funds.

     From February 22, 1999 through February 23, 1999, the Trust purchased an aggregate of 4,000 Shares at an average purchase price of $1.375 per share in open market transactions with Trust funds.

     On February 25, 1999, the Trust purchased an aggregate of 7,000 Shares at an average purchase price of $1.1964 per share in open market transactions with Trust funds.

     On March 2, 1999, the Trust sold an aggregate of 5,000 Shares at an average purchase price of $1.316 per share in open market transactions.

     On March 3, 1999, the Trust purchased an aggregate of 3,000 Shares at an average purchase price of $1.5427 per share in open market transactions with Trust funds.

     On March 3, 1999, the Reporting Person purchased an aggregate of 17,000 Shares at an average purchase price of $1.7847 per share in open market transactions with personal funds.

     On March 4, 1999, the Reporting Person purchased 63,000 Shares at an average purchase price of $2.2976 per Share in open market transactions with personal funds.

Item 4.   Purpose of Transaction.

     All of the Shares reported herein were acquired by the Reporting Person for the purpose of acquiring a significant equity interest in the Issuer as an investment. The Reporting Person intends in the future to acquire, either directly or indirectly, beneficial ownership of additional shares of the Issuer's common stock through open market purchases or private transactions, subject to applicable legal requirements. In addition, the Reporting Person may determine to sell all or a portion of the shares of the Issuer's common stock that he beneficially owns from time to time, through open market sales or private transactions, subject to applicable legal requirements.

     Other than as discussed above regarding possible acquisitions or dispositions of shares of the Issuer's common stock and the fact that the Reporting Person has requested that the Issuer appoint the Reporting Person or a representative of the Reporting Person to the board of directors of the Issuer, the Reporting Person has no plans or proposals which relate to any of the items enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D.

     The Reporting Person reserves his right to change his intention regarding his investment in the Issuer's common stock, and to take actions, presently undetermined and to the extent permitted by applicable legal requirements, that could relate to the items enumerated in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

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Item 5.   Interest in Securities of the Issuer.

     (a) The Reporting Person is the beneficial owner of 537,800 Shares, representing 11.15% of the class of securities covered by this statement. The number of shares of the Issuer's common stock outstanding, as reported by the Company in its Definitive Proxy Statement on Form 14-A, filed with the Securities and Exchange Commission on December 1, 1998, was 4,824,669.

     (b) Of the 537,800 beneficially owned by the Reporting Person, the Reporting Person has: (1) the sole power to vote or to direct the vote, and the sole power to dispose or direct the disposition of, 170,000 Shares that he beneficially owns in his own name; and (2) shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of 367,800 Shares, as follows:

          i. The Reporting Person has the shared power to vote or to direct the vote, and the shared power to dispose or direct the disposition of, 90,000 Shares owned by the Reporting Person's wife, Laure Seynhaeve.

          ii. With the Reporting Person's wife, Laure Seynhaeve, the Reporting Person has the shared power to vote or to direct the vote, and the shared power to dispose or direct the disposition of, 35,000 Shares owned by the Reporting Person's minor daughter, Maud Seynhaeve.

          iii. With the Reporting Person's wife, Laure Seynhaeve, the Reporting Person has the shared power to vote or to direct the vote, and the shared power to dispose or direct the disposition of, 33,500 Shares owned by the Reporting Person's minor daughter, Audrey Seynhaeve.

          iv. With the Reporting Person's wife, Laure Seynhaeve, the Reporting Person has the shared power to vote or to direct the vote, and the shared power to dispose or direct the disposition of, 35,000 Shares owned by the Reporting Person's minor son, Guillaume Seynhaeve.

          v. With the Reporting Person's wife, Laure Seynhaeve, the Reporting Person has the shared power to vote or to direct the vote, and the shared power to dispose or direct the disposition of, 12,000 Shares owned by the Gama Foundation, of which the Reporting Person and the Reporting Person's wife are the trustees.

          vi. With Geoffrey S. Tobias, Esq., the Reporting Person has the shared power to vote or to direct the vote, and the shared power to dispose or direct the disposition of, 162,300 Shares owned by the Andre Seynhaeve Trust, of which the Reporting Person and Mr. Tobias are the trustees.

     Laure Seynhaeve resides at 220 Wardour Drive, Annapolis, Maryland 21401, and her principal occupation is as a housewife. During the last five years, Laure Seynhaeve has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Laure Seynhaeve is a citizen of France and a resident of the United States of America.

     Geoffrey S. Tobias, Esq.'s business address is c/o Ober, Kaler, Grimes & Shriver, 120 East

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Baltimore Street, Baltimore, Maryland 21202, and his principal occupation is as an attorney. During the last five years, Geoffrey S. Tobias, Esq. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Geoffrey S. Tobias, Esq. is a citizen of the United States of America.

     (c) Except for the transactions described in Item 3 hereof, the Reporting Person has not effected any transactions in the Issuer's common stock during the past sixty (60) days.

     (d) Laure Seynhaeve is known to have the right to receive dividends from, or the proceeds from the sale of, the 90,000 Shares owned by her. Maud Seynhaeve is known to have the right to receive dividends from, or the proceeds from the sale of, the 35,000 Shares owned by her. Audrey Seynhaeve is known to have the right to receive dividends from, or the proceeds from the sale of, the 33,500 Shares owned by her. Guillaume Seynhaeve is known to have the right to receive dividends from, or the proceeds from the sale of, the 35,000 Shares owned by him. The Gama Foundation is known to have the right to receive dividends from, or the proceeds from the sale of, the 12,000 Shares owned by it. The Trust is known to have the right to receive dividends from, or the proceeds from the sale of, the 162,300 Shares owned by it.

     (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

           The information provided in response to Item 3(b) is incorporated by reference herein.

Item 7.    Material to be Filed as Exhibits.

           None.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 5, 1999.

                                         /s/ Denis A. Seynhaeve
                                         -----------------------------
                                         Denis A. Seynhaeve





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